Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	Via EDGAR

July 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Vaughn
Paul Fischer
Suzanne Hayes

Re:	Inventiva S.A.
Registration Statement No. 333-239312 on Form F-1
Filed June 19, 2020
CIK No. 0001756594

Ladies and Gentlemen:

On behalf of our client, Inventiva S.A. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 25, 2020, relating to the above referenced Registration Statement on Form F-1 (the “Registration Statement”). In response to the Comment, the Company has revised Registration Statement and is filing via EDGAR a revised version of the Registration Statement (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement filed on Jun 19, 2020.

Supplemental Response dated July 6, 2020

Cover page

1.	We note that your May 26, 2020 response letter indicates that you will revise your cover page to indicate that the offering price will be determined in reference to the price on the Euronext Paris market and will in no event reflect a discount of more than 15% below the volume weighted average closing price during the five trading days preceding the determination of the offering price. Please revise your cover page accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

July 6, 2020

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has indicated, on the cover page of the Amended Registration Statement and elsewhere as appropriate in the Amended Registration Statement, that the offering price will be determined in reference to the price on the Euronext Paris market and will in no event reflect a discount of more than 10% below the volume weighted average closing price during the three trading days preceding the appropriate reference date.

* * * *

Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 212 479 64742 or Richard Segal at + 1 617 937 2332.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta, Esq.

cc:	Frédéric Cren, Inventiva S.A.
Richard Segal, Cooley LLP
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP